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                               October 18, 2021

       Gregory A. Beard
       Chief Executive Officer
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 29th Floor
       New York, NY 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed October 13,
2021
                                                            File No. 333-258188

       Dear Mr. Beard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       Dilution, page 77

   1. Revise the line-item description in the first table on page 77 to indicate that there is an increase in net
tangible book value per share attributable to new investors, rather than a decrease.
       Unaudited Pro Forma Consolidated Financial Information
       Notes to the Unaudited Pro Forma Consolidated Balance Sheet, page 83

   2.                                                   Regarding your
valuation of the shares issued under the Minerva Purchase Agreement disclosed in footnote
(b), we note in Note 14 the shares were deemed as not yet issued and were assigned $0 in
fair value as of June 30, 2021. Revise the estimated fair value to reflect the value
established in your IPO. Also, disclose this post stock split per share
 Gregory A. Beard
Stronghold Digital Mining, Inc.
October 18, 2021
Page 2
      value in the pro forma footnote.
Stronghold Digital Mining Inc.
Unaudited Condensed Combined Financial Statements
Note 23. Subsequent Events, page F-30

3. Disclose the details of the stock split as a subsequent event. Describe in this disclosure the impact of the stock split on the amounts disclosed in the financial statements and accompanying footnotes, to the extent material.
General

4. We note your disclosure throughout the registration statement that you operate an
      "environmentally-beneficial coal refuse power generation facility", that it is a "Tier II
      Alternative Energy Source (equivalent to large-scale hydropower)", and that you will be
      "environmentally-beneficial and sustainable" among other disclosures regarding the environmental impact of your facilities. Please provide balancing disclosure in the
      Description of Business section, and revise your risk factors and summary risk factors, to address the negative environmental impact of burning coal refuse for power generation.
      As part of your disclosure, be sure to include potential regulatory and legislative risk related to climate change and coal refuse power plants, and the air and particulate pollution associated with such power generation facilities, as well as any other applicable risks. Finally, revise to clearly indicate that coal refuse is not a renewable resource and provide additional context regarding the differences between using coal refuse for power generation and the use of clean renewable resources, specifically as it relates to the differences in environmental impact.
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameGregory A. Beard
                                                            Division of
Corporation Finance
Comapany NameStronghold Digital Mining, Inc.
                                                            Office of
Technology
October 18, 2021 Page 2
cc:       Shelley Barber
FirstName LastName